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                                                              December 27, 2004



VIA FEDERAL EXPRESS AND EDGAR
Ms. Tamara Brightwell
Division of Corporation Finance
Mail Stop 05-10
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

         Re: Crompton Corporation Registration Statement on Form S-4, File No. 333-119641
                  ---------------------------------------------------------


Dear Ms. Brightwell:

         On behalf of Crompton Corporation (the "Company"), enclosed please find three copies of Amendment No. 2 ("Amendment No. 2") to the Registration Statement on Form S-4 (Registration No. 333-119641) (as amended, the "Registration Statement") which was filed today via EDGAR with the Securities and Exchange Commission (the "Commission"). Additionally, enclosed are three copies of Amendment No. 2 which have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-4 (filed with the Commission on December 3, 2004). The changes in Amendment No. 2 include those made in response to the comments of the staff of the Commission (the "Staff") set forth in your letter dated December 16, 2004 (the "Comment Letter").

         Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each response has been numbered to correspond with the comments in the Comment Letter. Page numbers in the responses refer to pages of Amendment No. 2. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 2.



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Ms. Tamara Brightwell
Division of Corporation Finance
December 27, 2004
Page 2


FORM S-4
--------

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 11. PLEASE REVISE TO STATE THE AMOUNT OF NET PROCEEDS USED FOR EACH PURPOSE.

         The Use of Proceeds section has been revised in accordance with the Staff's comment to state the amount of net proceeds used for each purpose.

SUMMARY OF THE TERMS OF THE EXCHANGE OFFERS
-------------------------------------------

THE EXCHANGE OFFER - PROCEDURES FOR TENDERING OLD NOTES, PAGE 33

2. REFER TO PRIOR COMMENT 12. IN RESPONSE TO THAT COMMENT, YOU STATE THAT YOU REVISED THE PROSPECTUS TO REMOVE THE IMPLICATION THAT AN OFFER CONDITION COULD BE WAIVED AS TO ONLY ONE OR CERTAIN TENDERING SECURITY HOLDERS. HOWEVER, LANGUAGE STATING THAT YOU "RESERVE THE RIGHT TO WAIVE...CONDITIONS AS TO ANY INDIVIDUAL TENDER" CONTINUES TO APPEAR ON PAGE 34. DESPITE THE NEW DISCLOSURE ON PAGE 36 SAYING THE OPPOSITE, WE BELIEVE THIS LANGUAGE SHOULD BE DELETED.

         The disclosure on page 34 has been revised to delete the language concerning waivers with regard to individual holders, in accordance with the Staff's comment.

3. CLARIFY WHAT YOU MEAN WHEN YOU SAY THAT YOU RESERVE THE RIGHT TO WAIVE "INELIGIBILITY OF ANY HOLDER." WE ASSUME THAT YOU DO NOT INTEND TO WAIVE ANY REQUIREMENTS OF THE EXXON CAPITAL LINE OF LETTERS. PLEASE MAKE THIS CLEAR IN YOUR FILING.

         The Company does not intend to waive any requirements of the Exxon Capital line of letters. The disclosure on page 34 concerning waivers with regard to individual holders has been deleted.

CONDITIONS TO THE EXCHANGE OFFER, PAGE 36

4. AS PREVIOUSLY REQUESTED IN PRIOR COMMENT 13, PLEASE REVISE THE LANGUAGE REFERENCING "ACCEPTANCE" AT THE BEGINNING OF THIS SECTION. YOU SHOULD INSTEAD REFER TO THE EXPIRATION OF THE OFFER, SINCE THAT IS THE TIME BY WHICH THE CONDITIONS MUST BE SATISFIED OR WAIVED. IN ADDITION, THE "AT ANY TIME" LANGUAGE IN THE PENULTIMATE PARAGRAPH OF THIS SECTION APPEARS INCONSISTENT WITH THE CHANGES MADE STATING THAT CONDITIONS MUST BE SATISFIED OR WAIVED PRIOR TO THE EXPIRATION OF THE OFFER. PLEASE REVISE.



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Ms. Tamara Brightwell
Division of Corporation Finance
December 27, 2004
Page 3


         The disclosure on page 36 has been revised in accordance with the Staff's comment to refer to the expiration of the offer. Additionally, the penultimate paragraph of this section has been revised to clarify that the Company's right to waive conditions may be asserted at any time and from time to time, prior to the expiration of the exchange offer.

DESCRIPTION OF OTHER INDEBTEDNESS AND ARRANGEMENTS, PAGE 39
-----------------------------------------------------------

5. PLEASE PROVIDE THE INTEREST RATE FOR THE REVOLVING CREDIT FACILITY AS OF THE MOST RECENT DATE PRACTICABLE.

         The interest rate for the Revolving Credit Facility as of November 30, 2004, the most recent date practicable, has been added to the disclosure on page 39 in accordance with the Staff's comment.

6. STATE WHETHER THE COMPANY IS CURRENTLY IN COMPLIANCE WITH THE FINANCIAL COVENANTS OF THE REVOLVING CREDIT FACILITY.

         The disclosure on page 39 has been revised in accordance with the Staff's comment to state that the Company is in compliance with the financial covenants of the Revolving Credit Facility as of the date of the prospectus.

EXHIBIT 5.1
-----------

7. PLEASE DELETE THE FIRST PARAGRAPH ON PAGE TWO OF THE OPINION. PLEASE NOTE THAT THE LEGALITY OPINION IS FILED (NOT FURNISHED) AS AN EXHIBIT PURSUANT TO
ITEM 601(B)(5) OF REGULATION S-K.

         The first paragraph on page two of the opinion has been revised to remove the reference to "furnishing" the opinion, in accordance with the Staff's comment.

8. WE NOTE THE ASSUMPTIONS IN THE SECOND FULL PARAGRAPH ON PAGE THREE RELATING TO THE ORGANIZATION, ETC. OF THE NON-DELAWARE/TEXAS GUARANTORS. THESE ASSUMPTIONS ARE IMPROPER AND SHOULD BE REMOVED. TO THE EXTENT THAT THESE MATTERS SUPPORT LEGAL CONCLUSIONS THAT ARE NECESSARY TO SKADDEN, ARPS' OPINION, WE WILL NOT OBJECT IF YOU OBTAIN LOCAL COUNSEL OPINIONS, FILE THEM AS EXHIBITS AND REVISE THE SKADDEN OPINION TO STATE THAT IT IS RELYING ON THE OPINIONS OF NAMED LOCAL COUNSELS IN GIVING ITS OWN OPINION.

         Please note that subsequent to the filing of Amendment No. 1 with the Commission, GT Seed International Company, a Subsidiary Guarantor incorporated in the State of Texas, merged into Uniroyal Chemical Company, Inc., a Subsidiary Guarantor incorporated in the State of New Jersey. As a result, references to "Non-Delaware/Texas Guarantors" have been changed to "Non-Delaware Guarantors".

         Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden Arps") does not maintain offices in the jurisdictions where the Non-Delaware Guarantors are incorporated, and does not have the requisite expertise to provide an opinion under the laws of these jurisdictions. Accordingly, the Company has filed as an exhibit to Amendment No. 2, the opinion of Lynn A. Schefsky, Senior Vice President and General Counsel of the Company, concerning the validity and enforceability of the subsidiary guarantees to be offered by the Non-Delaware Guarantors.



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Ms. Tamara Brightwell
Division of Corporation Finance
December 27, 2004
Page 4


9. PLEASE EXPLAIN SUPPLEMENTALLY HOW UNIROYAL CHEMICAL COMPANY CAN BE INCORPORATED BOTH IN DELAWARE AND IN THE BAHAMAS. WE NOTE THAT YOUR ENFORCEABILITY OPINION AS TO ITS GUARANTEE IS SPECIFICALLY LIMITED TO ITS "STATUS" UNDER DELAWARE LAW. IF UNIROYAL IS A BAHAMIAN CORPORATION, THE OPINION SHOULD NOT EXCLUDE THE IMPACT OF ITS STATUS OF BAHAMIAN LAW. WE MAY HAVE ADDITIONAL COMMENTS UPON REVIEW OF YOUR RESPONSE.

         Pursuant to Section 388 of the Delaware General Corporation Law (the "DGCL"), a non-United States corporation may become domesticated in the State of Delaware by complying with the procedures of that Section. Upon the filing of the requisite documents with the Secretary of State of the State of Delaware (i.e., a certificate of domestication and a certificate of incorporation), a corporation becomes subject to the provisions of the DGCL as if incorporated in the State of Delaware on the date of filing. From the date of its domestication, the corporation is subject to Delaware law as if it were incorporated in the State of Delaware. Uniroyal Chemical Company Limited (Delaware) is subject to Delaware law and has no operations or significant assets in the Bahamas. Further, the Company is in the process of causing Uniroyal Chemical Company Limited (Delaware) to become solely incorporated in the State of Delaware and to terminate its incorporation in the Bahamas. For these reasons, we believe that a separate opinion concerning Bahamian law is not required, and that the opinion given by Skadden Arps as to the enforceability of the guarantee is sufficient to satisfy the requirements of Item 601 of Regulation S-K concerning opinions of counsel.

10. IN THE FIRST PARAGRAPH ON PAGE FOUR, PLEASE DELETE THE STATEMENT THAT THE OPINION IS LIMITED TO THE LAWS THAT "ARE NORMALLY APPLICABLE TO TRANSACTIONS OF THE TYPE CONTEMPLATED BY THE EXCHANGE OFFER" AND THE RELATED STATEMENTS REGARDING "OPINED ON LAW" AND "NON-OPINED ON LAW."

         We respectfully advise the Staff that Section 6.6 of the Report of the TriBar Opinion Committee on Third-Party Closing Opinions (the "Tri-Bar Report") states that "the no violation of law opinion does not cover all law. As with other opinions, the no violation of law opinion addresses only the law (including published rules and regulations of government agencies) of jurisdictions that are specified for coverage in the opinion letter. In addition, the opinion is understood to exclude local law, such as city ordinances and county zoning regulations, that are adopted by political subdivisions below the state level." Section 6.6 further states that "no lawyer or firm, no matter how diligent, can reasonably be expected to be familiar with every law, rule and regulation (even within the jurisdiction whose law is covered by the opinion letter) that might possibly apply to the Company and the transaction." While the Tri-Bar Report is not incorporated into the federal securities laws, it provides guidance as to customary practice in providing legal opinions. We believe that the vast majority of opinions follow customary practice and the Tri-Bar Report is followed by a large segment of practitioners. Accordingly, Skadden Arps has specified that its opinion is limited to those laws that are normally applicable to transactions of the type contemplated by the exchange offer.



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Ms. Tamara Brightwell
Division of Corporation Finance
December 27, 2004
Page 5


         We also advise the Staff that several members of Skadden Arps had discussions with Messrs. Martin Dunn, Steven Duvall, Mark Webb and Timothy Levenberg of the Staff in connection with the Registration Statement on Form S-4 filed by Hexcel Corporation, file no. 333-71601. As a result of such discussions, the Staff concluded that a substantially similar assumption was acceptable for the opinion of Skadden Arps filed as an exhibit to Hexcel Corporation's Form S-4.

11. REMOVE THE ASSUMPTION IN THE FIRST PARAGRAPH ON PAGE 4 AS TO CONFLICTS WITH OTHER AGREEMENTS. IT IS NOT CLEAR TO US THAT CONFLICTS WITH OTHER AGREEMENTS WOULD RENDER THE COMPANY'S OBLIGATIONS TO INVESTORS UNDER THE NOTES AND INDENTURE UNENFORCEABLE. FURTHER, COUNSEL SHOULD CONDUCT ALL DILIGENCE IT DEEMS NECESSARY IN ORDER TO PROVIDE A CLEAN LEGALITY OPINION.

         We respectfully advise the Staff that under New York law, if the execution and delivery of the Indentures or the Notes and the related guarantees causes the breach of another existing contract between the Company and a third party, the result may be that, under certain circumstances, the Indentures and/or the Notes and the related guarantees may be deemed unenforceable. For example, New York case law supports the proposition that if the Company and the parties seeking to enforce the Indentures or the Notes and the related guarantees have actual knowledge that the Indentures, the Notes or the related guarantees violate another earlier contract entered into by the Company, a court may refuse to enforce the later "interfering" contract (in this case the Indentures and/or the Notes and related guarantees). The Company is neither small nor newly formed and Skadden Arps does not have personal knowledge of every contract to which the Company is a party. Similarly, Skadden Arps does not have personal knowledge of what parties who may seek to enforce the Indentures, the Notes and the related guarantees may know in relation to earlier contracts entered into by the Company. Further, Section 6.5.5 of the Tri-Bar Report states that "Unless the Company is very small or newly formed, the opinion preparers are unlikely to have personal knowledge of every contract and court order to which the opinion might conceivably apply." The Company is required to file, as exhibits to its periodic reports under the Securities Exchange Act of 1934, agreements considered material to it pursuant to Item 601(b)(10) of Regulation S-K. Additionally, the Company has filed with or incorporated by reference into the Registration Statement those instruments required pursuant to Item 601(b)(4) of Regulation S-K, and has identified these instruments, along with the Item 601(b)(10) agreements, as material to it and has listed these in Part II of the Registration Statement. Accordingly, Skadden Arps has limited its opinion to these documents which have been identified to it as material, and has assumed that the Indentures, the Notes and the related guarantees do not violate any agreement other than these agreements and instruments of which Skadden Arps has personal knowledge.



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Ms. Tamara Brightwell
Division of Corporation Finance
December 27, 2004
Page 6


         In addition, several members of Skadden Arps' opinion committee had discussions with Messrs. Martin Dunn, Steven Duvall, Mark Webb and Timothy Levenberg of the Staff in connection with the Registration Statement on Form S-4 filed by Hexcel Corporation. As a result of such discussions, the Staff concluded that a substantially similar assumption was acceptable for the opinion of Skadden Arps filed as an exhibit to Hexcel Corporation's Form S-4.


         If you have any questions regarding the responses to these comments or require additional information, please contact Michael J. Zeidel at (212) 735-3259 or Stephen D. Evans at (212) 735-3546.


                                                     Very truly yours,


                                                     /s/ Michael J. Zeidel
                                                     ---------------------------
                                                     Michael J. Zeidel

Enclosures

cc:      Pamela Long
         Assistant Director
         Division of Corporation Finance
         Securities and Exchange Commission
         450 Fifth Street, N.W.
         Washington, D.C. 20549-0510

         Lynn A. Schefsky, Esq.
         Crompton Corporation

         Joanne F. Davis, Esq.
         Crompton Corporation

         Phyllis G. Korff, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP





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